NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 07-11

InNexus Biotechnology, Inc.

-Unaware of Any Material Change -

May 24, 2007

FOR IMMEDIATE RELEASE

InNexus Biotechnology Inc wishes to confirm that the Company’s management is unaware of any material change in the  Company’s operations that would account for the recent increase in market  activity.

About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF THE DIRECTORS

“Jeff Morhet”

____________________________

 JEFF MORHET

President/CEO

Contacts

InNexus Biotechnology Inc.
Jeff Morhet, 480-862-7500
President & Chief Executive Officer
jmorhet@ixsbio.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788